UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Canadian Superior Energy Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

136644101

(CUSIP Number)

Warren T. Lazarow, Esq.	Paul S. Scrivano, Esq.
O'Melveny & Myers LLP	O’Melveny & Myers LLP
2765 Sand Hill Road	Times Square Tower
Menlo Park, CA 94025	7 Times Square
(650) 473-2600	New York, New York 10036
(212) 326-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 28, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)	Page 1 of 14

CUSIP No. 136644101

1.	Names of Reporting Persons

Palo Alto Investors

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,752,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	15,752,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	9.3%

14.	Type of Reporting Person (See Instructions)	CO, HC

CUSIP No. 136644101

1.	Names of Reporting Persons

Palo Alto Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,752,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	15,752,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	9.3%

14.	Type of Reporting Person (See Instructions)	IA, OO

CUSIP No. 136644101

1.	Names of Reporting Persons

William Leland Edwards

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	_______

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 50,000
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 50,000
10. Shared Dispositive Power 15,752,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	15,802,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)	______

13.	Percent of Class Represented by Amount in Row (11)	9.3%

14.	Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 136644101

1.	Names of Reporting Persons

Anthony Joonkyoo Yun, MD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,752,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	15,752,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	9.3%

14.	Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 136644101

Item 1.	Security and Issuer

This statement relates to the Common Shares (the "Stock") of Canadian Superior Energy Inc. (the "Issuer"). The principal executive office of the Issuer is located at Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada, T2P 2V6.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	William Leland Edwards, Palo Alto Investors, LLC ("PAI LLC"), Palo Alto Investors ("PAI Corp") and Anthony Joonkyoo Yun, MD (collectively, the "Filers").

(b)	The business address of the Filers is:

470 University Avenue, Palo Alto, CA 94301

(c)	Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

PAI LLC is an investment adviser registered with the Securities and Exchange Commission and is the general partner of, and investment adviser to, investment limited partnerships. The sole manager of PAI LLC is PAI Corp. Mr. Edwards is the controlling shareholder of PAI Corp and the controlling owner of PAI LLC. Mr. Yun is the president of PAI Corp and PAI LLC.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Edwards and Mr. Yun are United States citizens.

CUSIP No. 136644101

Item 3.            Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
PAI LLC	Funds Under Management	$32,303,231

Item 4.	Purpose of Transaction

The Filers acquired the Stock for investment purposes. On September 29, 2008, Greg Noval sent a letter to Palo Alto Investors on behalf of the Issuer's Board of Directors responding to a letter from Palo Alto Investors sent earlier in the day, and Palo Alto Investors sent a further response to the Board. A copy of that correspondence is incorporated by reference herein as Exhibit B. On November 5, 2008, PAI LLC sent a letter to the Board (the “November 5 Letter”), a copy of which is incorporated by reference herein as Exhibit F. On February 11, 2009, PAI LLC sent a letter to the Board questioning the timing and strategy of the Issuer’s proposed monetization of part of its Block 5(c) assets in Trinidad and Tobago (the “February 11 Letter”). On February 12, 2009, PAI LLC issued a press release including the text of the February 11 Letter and requesting additional disclosure by the Issuer with regard to its financial position and the status of that project and requesting that the Issuer hold a public conference call to update shareholders. A copy of that press release is incorporated by reference herein as Exhibit G. On February 17, 2009, PAI LLC delivered to the Issuer a requisition for a special meeting of the Issuer’s shareholders for the purpose, among other things, of removing all of the directors on the Issuer’s board of directors and replacing such directors with PAI LLC’s nominees (the “Requisition”). Also on February 17, 2009, PAI LLC issued a press release announcing that it had requisitioned a special meeting of the Issuer’s shareholders for that purpose (the “February 17 Press Release”). Once a record date and meeting date for the shareholders meeting have been established, a dissident proxy circular will be mailed to shareholders of record by PAI LLC.  The dissident proxy circular will provide details regarding each of PAI LLC's nominees to the Issuer's Board of Directors.  Shareholders are urged to carefully read the dissident proxy circular and other documents when they are available. A copy of the Requisition is incorporated by reference herein as Exhibit H, and a copy of the February 17 Press Release is incorporated by reference herein as Exhibit I. On March 10, 2009, PAI LLC sent a letter to the Board (the “March 10 Letter”) noting that no response had been provided to its February 11, 2009 inquiry regarding the Issuer’s proposed monetization of part of its Block 5(c) assets in Trinidad and Tobago and requesting a meeting with the full Board to discuss strategic and financing alternatives to monetizing the Block 5(c) assets. A copy of the March 10 Letter is incorporated herein by reference as Exhibit J. On March 16, 2009, PAI LLC sent a letter (the “March 16 Letter”) to the Board. The March 16 Letter was sent in response to an electronic mail message sent by Greg Noval (the “March 10 Noval E-mail”) to PAI LLC responding to the March 10 Letter sent earlier in the day on March 10, 2009, and in response to a letter from C. Alexander Squires, a director and chair of the Audit Committee of the Issuer's Board of Directors (the “March 12 Board Letter”) to PAI LLC on behalf of the Issuer's Board of Directors responding to the March 10 Letter. The March 16 Letter attaches a draft term sheet that PAI LLC believes is reflective of the type of transaction that is available to the Issuer from third parties if the Issuer would be willing to enter into discussions with such third parties (the “Draft Term Sheet”) and which could serve as a potential alternative to the Issuer’s proposed sale of part of its Block 5(c) assets in Trinidad and Tobago. The March 16 Letter also attaches copies of the March 10 Noval E-Mail and the March 12 Board Letter. The foregoing descriptions of the March 16 Letter, the Draft Term Sheet, the March 10 Noval Email and the March 12 Board Letter are each qualified in their entirety by reference to the terms of such documents. A copy of the March 16 Letter is incorporated herein by reference as Exhibit K. On April 1, 2009, PAI LLC issued, via press release, an open letter (the “April 1 Letter”) to the Board of Directors and Shareholders of the Issuer describing PAI LLC’s view of the failings, misconduct and inadequate corporate governance of the current Board and again demanding that the Board be reconstituted to include truly independent Directors with relevant international oil and gas expertise. The foregoing description of the April 1 Letter is qualified in its entirety by reference to the terms of such document. A copy of the April 1 Letter is incorporated herein by reference as Exhibit L. On April 2, 2009, Mr. V. Phil Lalonde of

CUSIP No. 136644101

Brownlee LLP wrote PAI LLC on behalf of Greg Noval, asserting, among other things, that the April 1 Letter contains statements that defame Mr. Noval. On April 3, 2009, Canadian counsel to PAI LLC, Blake, Cassels & Graydon LLP, sent a letter to Mr. Lalonde responding to his April 2, 2009 letter. The foregoing description of the April 3 Letter is qualified in its entirety by reference to the terms of such document. A copy of the April 3 Letter is incorporated herein by reference as Exhibit M. On May 15, 2009, PAI LLC commenced soliciting proxies from up to 15 shareholders of the Issuer, on a non-public basis as permitted by the Alberta Securities Commission, to vote in favor of PAI LLC's eight nominees (the “Nominees”) for election to the Issuer's Board of Directors at the June 26, 2009 annual and special meeting of the Issuers’ shareholders and to approve certain amendments to the Issuer’s By-laws, by way of a letter (the “May 15 Letter”). The May 15 Letter lists the Nominees, and attaches biographical information regarding each of the Nominees, a copy of the November 5 Letter (incorporated herein by reference as Exhibit F), a copy of the April 1 Letter (incorporated herein by reference as Exhibit L) and a form of proxy. The foregoing description of the May 15 Letter and all attachments thereto is qualified in its entirety by reference to the terms of such documents. A copy of the May 15 Letter is incorporated herein by reference as Exhibit N.

Recent Developments: On May 28, 2009, PAI LLC issued a press release (the “May 28 Press Release”) expressing PAI LLC’s disappointment and concern with the Board of Directors’ decision to delay the annual and special meeting of the Issuers’ shareholders until September 2009. The foregoing description of the May 28 Press Release is qualified in its entirety by reference to the terms of such document. A copy of the May 28 Press Release is attached hereto as Exhibit O.

In pursuing their investment purposes, the Filers may from time to time further purchase, hold, vote, trade, dispose of, engage in option, swap or other derivative securities transactions with respect to or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in the Stock's market price, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, the Filers' liquidity requirements and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with the Issuer's management, Board of Directors, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may affect materially, and result in, the Filers' modifying their ownership of the Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing or taking one or more of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filers may reconsider and change their plans or proposals relating to the Stock at any time.

Item 5.	Interest in Securities of the Issuer

(a), (b), (d) Each Filer's beneficial ownership of the Stock on the date of this report is reflected on that Filer's cover page. PAI LLC is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of its clients. Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No client individually holds more than 5% of the outstanding Stock. Mr. Edwards is the controlling shareholder of PAI Corp, which is the sole manager of PAI LLC, and is the controlling owner of PAI LLC. Mr. Yun is the president of PAI Corp and PAI LLC. The Filers are filing this Schedule 13D jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Each Filer disclaims beneficial ownership of the Stock except to the extent of that Filer's pecuniary interest therein.

(c)           There were no transactions in the Stock by the Filers during the 60 days before the date on the cover page.

CUSIP No. 136644101

Item 6.  Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

PAI LLC is the general partner of investment partnerships pursuant to agreements of limited partnership that grant to PAI LLC the authority, among other things, to invest the funds of such investment partnerships in the Stock, to vote and dispose of the Stock and to file this statement on behalf of such investment partnerships. Pursuant to such agreements, PAI LLC is entitled to allocations based on assets under management and realized and unrealized gains.

In addition, 750,000 shares of the Stock are represented by warrants, the form of which is incorporated by reference herein as Exhibit C. In addition, those warrants are governed by and subject to the terms of a Securities Purchase Agreement and Registration Rights Agreement, the forms of which are incorporated by reference herein as Exhibits D and E.

Item 7.	Material to Be Filed as Exhibits
Exhibit A	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

Exhibit B

Correspondence dated September 29, 2008 between the Issuer's Board of Directors and Palo Alto Investors incorporated by reference to the Filers’ initial Schedule 13D and Amendment No. 1 thereto both filed September 30, 2008

Exhibit C	Form of Warrant to Purchase Shares of Common Stock incorporated by reference to the Issuer's Form F-3 filed September 26, 2008

Exhibit D	Form of Securities Purchase Agreement incorporated by reference to the Issuer's Form F-3 filed September 26, 2008

Exhibit E	Form of Registration Rights Agreement incorporated by reference to the Issuer's Form F-3 filed September 26, 2008

Exhibit F	Letter dated November 5, 2008 from PAI LLC to the Issuer's Board of Directors incorporated by reference to Amendment No. 2 to this Schedule 13D filed November 6, 2008

Exhibit G	Press Release by PAI LLC dated February 12, 2009 including the text of the February 11 Letter incorporated by reference to Amendment No. 3 to this Schedule 13D filed February 12, 2009

Exhibit H	Requisition delivered by PAI LLC to the Issuer dated February 17, 2009 incorporated by reference to Amendment No. 4 to this Schedule 13D filed February 17, 2009

Exhibit I	Press Release by PAI LLC dated February 17, 2009 incorporated by reference to Amendment No. 4 to this Schedule 13D filed February 17, 2009

Exhibit J	Letter dated March 10, 2009 from PAI LLC to the Issuer's Board of Directors incorporated by reference to Amendment No. 5 to this Schedule 13D filed March 10, 2009

Exhibit K

Letter dated March 16, 2009 from PAI LLC to the Issuer's Board of Directors (attaching the Draft Term Sheet, and the electronic mail message dated March 10, 2009 from Greg Noval to PAI LLC and Letter dated March 12, 2009 from C. Alexander Squires on behalf of the Issuer's Board of Directors to PAI LLC) incorporated by reference to Amendment No. 6 to this Schedule 13D filed March 16, 2009

CUSIP No. 136644101

Exhibit L	Open Letter dated April 1, 2009 from PAI LLC to the Issuer's Board of Directors and Shareholders incorporated by reference to Amendment No. 7 to this Schedule 13D filed April 1, 2009

Exhibit M	Letter dated April 3, 2009 from Blake, Cassels & Graydon LLP to Mr. V. Phil Lalonde of Brownlee LLP incorporated by reference to Amendment No. 8 to this Schedule 13D filed April 6, 2009

Exhibit N	Letter distributed May 15, 2009 from PAI LLC to certain Shareholders incorporated by reference to Amendment No. 9 to this Schedule 13D filed May 18, 2009

Exhibit O	Press Release by PAI LLC dated May 28, 2009

CUSIP No. 136644101

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 28, 2009

PALO ALTO INVESTORS By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer
/s/ Anthony Joonkyoo Yun Anthony Joonkyoo Yun, MD	/s/ William Leland Edwards William Leland Edwards

CUSIP No. 136644101

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of any issuer until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Palo Alto Investors, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated:	September 29, 2008

PALO ALTO INVESTORS By: /S/ Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: /S/ Mark Shamia, Chief Operating Officer
/S/ Anthony Joonkyoo Yun, MD	/S/ William Leland Edwards

CUSIP No. 136644101

EXHIBIT O

Media Contacts:

Mary Beth Kissane
Walek & Associates
212-590-0536

FOR IMMEDIATE RELEASE

Palo Alto Investors Expresses Concern Over Canadian Superior’s Decision to Delay Annual Shareholders’ Meeting

Board’s Decision Means More Than Six Months Will Pass Since Palo Alto’s Requisition of a Shareholders’ Meeting to Effect Change

Palo Alto, Calif. (May 28, 2009) – Palo Alto Investors, LLC (“Palo Alto”) today expressed its disappointment and concern over the decision of the Board of Directors of Canadian Superior Energy Inc. (the “Company” or “Canadian Superior”) to further delay the previously scheduled Annual General and Special Meeting of Shareholders (the “Meeting”) until September 1, 2009. In response to Palo Alto’s requisition of a meeting to vote on a slate of candidates nominated by Palo Alto for election to the Board of Directors, the Meeting had originally been scheduled for June 26, 2009.

David Anderson, Head of Energy Research at Palo Alto commented: “The annual general meeting of shareholders is an integral tool to ensure proper governance of any public company. We and other shareholders have expressed significant concern about weak corporate governance at Canadian Superior since September 2008, which led to our decision to requisition a shareholders’ meeting to seek a change in the Board of Directors. The Board’s decision this week to delay the Meeting is a further slap in the face to Canadian Superior shareholders who are being disenfranchised by the Company. Palo Alto believes that the shareholders of Canadian Superior deserve the opportunity to be heard at the earliest possible date and to cast their vote for Directors with the experience necessary to move the Company forward”.

On February 17, 2009, Palo Alto, which holds approximately 9.3% of the Company’s outstanding shares, requisitioned a special meeting of shareholders to consider a slate of nominees to be proposed by Palo Alto for election to the Board of Directors of the Company. The result of this delay will be that Canadian Superior will have prevented its shareholders from voting on Palo Alto’s slate until 28 weeks, or more than 6 months, following its February 17 requisition, a period of time which Palo Alto finds unconscionable and inconsistent with the spirit of Canadian corporate legislation and general principles of good corporate governance.

Palo Alto is reviewing all available legal remedies in connection with the Canadian Superior Board’s decision to delay the Meeting.

Pursuant to exemptions available under applicable securities laws, Palo Alto has commenced soliciting proxies for the Meeting. A list of the highly qualified and independent nominees that Palo Alto has proposed for election to the Board of Directors and certain biographical

CUSIP No. 136644101

information in respect of such nominees may be found in the letter from Palo Alto to certain shareholders dated May 14, 2009, a copy of which is available at www.sedar.com and in the Company’s EDGAR filings at www.sec.gov.

About Palo Alto Investors

Since its inception in 1989, Palo Alto Investors, LLC (“Palo Alto”) has focused exclusively on overlooked, misunderstood and undervalued segments of the equity markets. Palo Alto is committed to providing world class money management services to high net worth and institutional investors. Located in Palo Alto, Calif., Palo Alto employs 20 professionals and manages approximately $1 billion in assets. The firm is independently owned with significant Partner ownership interest.